Exhibit 99.3

InflaRx Reports First Quarter 2023 Financial and
Operating Results and Provides Business Update

•	Emergency Use Authorization (EUA) granted by the U.S. Food and Drug Administration (FDA) for Gohibic (vilobelimab) for treatment of critically ill COVID-19 patients

•	Gohibic planned to be available to patients in the U.S. within the next few weeks

•	Phase III study with vilobelimab in pyoderma gangrenosum (PG) underway; first patient expected to be enrolled mid-2023

•	Cash, cash equivalents and marketable securities approximately €72.3 million as of March 31, 2023

•	Additional €53.5 million in aggregate proceeds subsequently raised under at-the-market (ATM) program and by an underwritten public offering of ordinary shares

Jena, Germany, May 11, 2023 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, announced today financial and operating results for the three months ended March 31, 2023, and provided a business update.

Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx, commented: “These last months have been truly transformative for InflaRx. Upon receiving the EUA for Gohibic (vilobelimab) for the treatment of critically ill patients with COVID-19 last month, we became the first company worldwide with a drug authorized for emergency use for the control of complement factor C5a. We are working diligently to enable physicians to access this treatment option in the U.S. and plan to make the product available to patients within the next few weeks. At the same time, we continue to diligently advance our development pipeline. We expect to treat the first patient in a Phase III trial with vilobelimab in pyoderma gangrenosum, a severe neutrophil-mediated skin disease, around mid-year and are also further developing our small molecule C5aR inhibitor, INF904, which is currently in Phase I testing. The EUA for Gohibic is a great recognition of our scientific approach, and we are excited to continue developing our product candidates to provide patients with other diseases driven by the complement system with new therapeutic options.”

Recent Highlights and Business Update

Gohibic (vilobelimab): EUA Granted for Treatment of Critically Ill COVID-19 Patients
In April 2023, the FDA issued an EUA for Gohibic (vilobelimab) for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving invasive mechanical ventilation (IMV) or extracorporeal membrane oxygenation (ECMO).

InflaRx has an initial supply of Gohibic (vilobelimab) available and is currently ramping up production at its third-party manufacturer to be able to further supply the U.S. as soon as possible. InflaRx expects to make the product available in the U.S. for the treatment of hospitalized patients within the next weeks. Therefore, the Company is expecting to be able to record first revenues from sales of Gohibic already in Q3 2023. InflaRx is continuing discussions with the FDA related to the submission of a Biologics License Application (BLA) for the full approval of Gohibic (vilobelimab). InflaRx has also completed encouraging meetings with the rapporteur and co-rapporteur member state teams of the European Committee for Medicinal Products for Human Use (CHMP) related to a planned Marketing Authorization Application with the European Medicines Agency (EMA). The Company will provide updates on the status of regulatory submissions in the U.S. and elsewhere once available.

Vilobelimab in Pyoderma Gangrenosum (PG)
In January 2023, InflaRx presented details related to the design of its planned pivotal Phase III study with vilobelimab in ulcerative PG, following compelling Phase II results for the treatment of this rare neutrophilic and inflammatory skin disease with destructive, painful cutaneous ulcers. The multi-national, randomized, double-blind, placebo-controlled trial has an adaptive design with an interim analysis that will determine the planned total patient number. The Company has submitted the clinical trial protocol to the FDA. InflaRx expects the first patient to be enrolled in this study around mid-2023.

Vilobelimab in Cutaneous Squamous Cell Carcinoma (cSCC)
InflaRx is conducting an open-label, multicenter Phase II study, evaluating vilobelimab in two study arms - as stand-alone therapy and in combination with pembrolizumab - in patients with programmed cell death protein 1 (PD1) or programmed cell death ligand 1 (PDL1) inhibitor resistant/refractory, locally advanced or metastatic cSCC. The main objectives of this trial are to assess the safety and antitumor activity of vilobelimab in the monotherapy arm and to assess the maximum tolerated or recommended dose of vilobelimab and the safety and antitumor activity of this drug pair in the combination arm. First data from the monotherapy arm are expected to be available in Q2 2023, and data from an interim analysis of the combination arm are expected in H1 2024.

INF904
InflaRx is currently conducting a Phase I trial in healthy volunteers to assess the safety, tolerability and pharmacokinetic / pharmacodynamic properties of this new and proprietary low molecular weight C5aR inhibitor. The Company will explore the effect of INF904 on C5a-induced downstream activity and generate data in a format comparable with other published data on C5aR inhibitory molecules. Results are expected in H2 2023. In the future, InflaRx plans to develop INF904 for complement-mediated, chronic autoimmune and inflammatory diseases where oral administration is the preferred choice for patients.

Post-Period Financing Activities
In April 2023, the Company issued 3,235,723 ordinary shares under its ATM program, resulting in €14.4 million in net proceeds. Also in April 2023, the Company completed an underwritten public offering of an aggregate of 10,823,529 ordinary shares, which included the full exercise of an overallotment option granted to the underwriters to purchase 1,411,764 additional ordinary shares, resulting in €39.1 million in net proceeds. Aggregate proceeds from these equity offerings amounted to €53.5 million after deducting underwriting discounts.

Dr. Thomas Taapken, Chief Financial Officer of InflaRx, said: “Our recent successful financing activities have put us on an even firmer footing, not only to fund our development activities and advance our pipeline, including the Phase III trial with vilobelimab in pyoderma gangrenosum, but also to invest into the required commercial, manufacturing and logistical infrastructure in the U.S. for making Gohibic available to physicians and patients in the U.S. very soon. Despite a financial market environment that continues to be challenging, we are now well funded to support operations into 2026.”

Financial Highlights – Q1 2023

Research and Development Expenses
Research and development expenses in Q1 2023 increased by €4.3 million to €14.7 million compared to Q1 2022. This increase was primarily attributable to the establishment of a commercial-scale manufacturing process for vilobelimab and regulatory expenses in conjunction with the EUA filing and other regulatory activities, as well as for the manufacturing of clinical trial-related material.

General and Administrative Expenses
General and administrative expenses decreased by €0.8 million to €3.6 million, from €4.4 million in Q1 2022. This decrease was attributable to lower expenses associated with equity-settled share-based compensation recognized in personnel expenses of €0.8 million.

Other Income
Other income amounted to €7.7 million, which was primarily attributable to income recognized from the grant payments received from the German federal government for the development of vilobelimab for critically ill COVID-19 patients.

In 2021, InflaRx was awarded a grant from the German Ministry of Education and Research and the German Ministry of Health to support the development of vilobelimab for the treatment of COVID-19. As of March 31, 2023, the Company had received €25.6 million in grant funds and still has a maximum amount of €13.2 million available to claim through the end of the grant term in June 2023. The grant is structured as a reimbursement of 80% of certain pre-specified expenses related to the clinical development and manufacturing of vilobelimab.

Net Financial Result
Net financial result decreased by €1.3 million to net financial expense of €0.5 million in Q1 2023, from net financial result of €0.9 million in Q1 2022. This decrease is attributable to an aggregation of different factors, including higher interest income on investments of €0.4 million due to higher interest rates, lower foreign exchange gains, which decreased by €0.8 million, and higher foreign exchange losses of €1.0 million.

Net Loss
Net loss in Q1 2023, amounted to €11.1 million, compared to €14.0 million in Q1 2022.

Liquidity and Capital Resources
As of March 31, 2023, the Company had cash and cash equivalents and marketable securities amounting to €72.3 million. In addition, during April 2023, InflaRx raised proceeds of € 53.5 million through the utilization of the Company’s established ATM program and through an underwritten public share offering after deducting underwriting discounts. The Company’s current funds on hand are expected to be sufficient to fund operations into 2026.

Net Cash Used in Operating Activities
Net cash used in operating activities decreased to €10.5 million in Q1 2023, from €12.9 million in Q1 2022.

Additional Financial Information
Additional information regarding these results and other relevant information is included in the notes to the unaudited interim condensed consolidated financial statements as of March 31, 2023, and the three months ended March 31, 2022, and 2021, as well as the consolidated financial statements as of and for the year ended December 31, 2022, in “ITEM 18. Financial Statements,” in InflaRx’s Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the U.S. Securities and Exchange Commission (SEC).

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Operations and
Comprehensive Loss for the three months ended March 31, 2023 and 2022

	For the three months ended March 31,
	2023 (unaudited)	2022 (unaudited)
	(in €, except for share data)
Operating expenses
Research and development expenses	(14,731,908)	(10,471,923)
General and administrative expenses	(3,608,554)	(4,387,443)
Total operating expenses	(18,340,462)	(14,859,366)
Other income	7,746,189	1,593
Other expenses	(566)	(565)
Operating result	(10,594,839)	(14,858,338)
Finance income	456,036	27,962
Finance expenses	(5,528)	(24,586)
Foreign exchange result	(1,137,310)	727,933
Other financial result	197,808	125,000
Income taxes	—	—
Loss for the period	(11,083,833)	(14,002,030)

Share information
Weighted average number of shares outstanding	44,771,703	44,203,763
Loss per share (basic/diluted)	(0.25)	(0.32)

Loss for the period	(11,083,833)	(14,002,030)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	(16,785)	1,309,875
Total comprehensive loss	(11,100,618)	(12,692,154)

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Financial Position
as of March 31, 2023 and December 31, 2022

	March 31, 2023 (unaudited)	December 31, 2022
	(in €)
ASSETS
Non-current assets
Property and equipment	306,371	328,920
Right-of-use assets	1,214,865	1,311,809
Intangible assets	114,847	138,905
Other assets	297,021	308,066
Financial assets	7,969,071	2,900,902
Total non-current assets	9,902,175	4,988,602
Current assets
Current other assets	5,956,752	14,170,510
Income tax receivable	2,141,785	1,432,087
Financial assets from government grants	3,434,047	732,971
Other financial assets	62,779,179	64,810,135
Cash and cash equivalents	2,097,250	16,265,355
Total current assets	76,409,014	97,411,058
TOTAL ASSETS	86,311,189	102,399,660

EQUITY AND LIABILITIES
Equity
Issued capital	5,373,000	5,364,452
Share premium	282,668,032	282,552,633
Other capital reserves	37,842,612	36,635,564
Accumulated deficit	(254,544,123)	(243,460,290)
Other components of equity	7,240,295	7,257,081
Total equity	78,579,816	88,349,440
Non-current liabilities
Lease liabilities	896,331	987,307
Other liabilities	36,877	36,877
Total non-current liabilities	933,208	1,024,184
Current liabilities
Trade and other payables	4,616,092	4,987,538
Liabilities from government grants received	1,175,487	6,209,266
Lease liabilities	365,457	369,376
Employee benefits	477,535	1,312,248
Other liabilities	163,594	147,608
Total current liabilities	6,798,165	13,026,036
Total liabilities	7,731,373	14,050,220
TOTAL EQUITY AND LIABILITIES	86,311,189	102,399,660

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’
Equity for the three months ended March 31, 2023 and 2022

(in €)	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2023	5,364,452	282,552,633	36,635,564	(243,460,290)	7,257,081	88,349,440
Loss for the period	—	—	—	(11,083,833)	—	(11,083,833)
Exchange differences on translation of foreign currency	—	—	—	—	(16,785)	(16,785)
Total comprehensive loss	—	—	—	(11,083,833)	(16,785)	(11,100,618)
Equity-settled share-based payments	—	—	1,207,048	—	—	1,207,048
Share options exercised	8,548	115,399	—	—	—	123,947
Balance as of March 31, 2023	5,373,000	282,668,032	37,842,612	(254,544,123)	7,240,295	78,579,816

Balance as of January 1, 2022	5,304,452	280,310,744	30,591,209	(213,975,679)	3,050,271	105,280,996
Loss for the period	—	—	—	(14,002,030)	—	(14,002,030)
Exchange differences on translation of foreign currency	—	—	—	—	1,309,875	1,309,875
Total comprehensive loss	—	—	—	(14,002,030)	1,309,875	(12,692,155)
Equity-settled share-based payments	—	—	2,530,775	—	—	2,530,775
Balance as of March 31, 2022	5,304,452	280,310,744	33,121,984	(227,977,709)	4,360,146	95,119,617

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2023 and 2022

	For the three months ended March 31,
	2023 (unaudited)	2022 (unaudited)
	(in €)
Operating activities
Loss for the period	(11,083,833)	(14,002,030)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets	147,969	153,321
Net finance income	488,994	(856,308)
Share-based payment expense	1,207,048	2,530,775
Net foreign exchange differences	(106,793)	135,826
Changes in:
Financial assets from government grants	(2,701,076)	—
Other assets	7,515,105	(1,405,328)
Employee benefits	(834,713)	(732,876)
Other liabilities	15,986	(6,844)
Liabilities from government grants received	(5,033,779)	—
Trade and other payables	(371,445)	928,526
Interest received	245,971	420,916
Interest paid	(5,627)	(24,641)
Net cash used in operating activities	(10,516,193)	(12,858,662)
Investing activities
Purchase of intangible assets, property and equipment	(6,046)	(7,828)
Purchase of current financial assets	(25,120,832)	—
Proceeds from the maturity of financial assets	21,540,578	26,488,950
Net cash from/(used in) investing activities	(3,586,300)	26,481,122
Financing activities
Proceeds from exercise of share options	123,947	—
Repayment of lease liabilities	(93,744)	(90,806)
Net cash from/(used in) financing activities	30,202	(90,806)
Net increase/(decrease) in cash and cash equivalents	(14,072,291)	13,531,653
Effect of exchange rate changes on cash and cash equivalents	(95,814)	314,639
Cash and cash equivalents at beginning of period	16,265,355	26,249,995
Cash and cash equivalents at end of period	2,097,250	40,096,286

About InflaRx
InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).

InflaRx (Nasdaq: IFRX) is a biopharmaceutical company focused on applying its proprietary anti-C5a / C5aR technologies to discover and develop first-in-class or best-in-class, potent and specific inhibitors of C5a and C5aR. Complement C5a and its receptor C5aR are powerful inflammatory mediators involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de.

The COVID-19 related work described herein is partly funded by the German Federal Government through grant number 16LW0113 (VILO-COVID). All responsibility for the content of this work lies with InflaRx.

Contacts:

InflaRx N.V.
Email: IR@inflarx.de

MC Services AG
Katja Arnold, Laurie Doyle, Regina Lutz
Email: inflarx@mc-services.eu
Europe: +49 89-210 2280
U.S.: +1-339-832-0752

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ability to commercialize Gohibic (vilobelimab) or our other product candidates; our expectations regarding the size of the patient populations for, market opportunity for, coverage and reimbursement for and clinical utility of Gohibic (vilobelimab) in its approved or authorized indication or for vilobelimab and any other product candidates, under EUA and in the future if approved for commercial use in the U.S. or elsewhere; the success of our future clinical trials for vilobelimab and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials; the timing, progress and results of clinical trials of our product candidates, and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including related to our BLA submission for Gohibic (vilobelimab), and our ability to obtain and maintain full regulatory approval of vilobelimab or Gohibic (vilobelimab) for any indication; whether the FDA, the EMA, or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; our expectations regarding the scope of any approved indication for vilobelimab; our ability to leverage our proprietary anti-C5a and C5aR technologies to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab and any other product candidates, and the scope of such protection;; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product Gohibic (vilobelimab); our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our  ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales; if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview; our ability to comply with enacted and future legislation in seeking marketing approval and commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors or our industry; and the risks, uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.